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                           5B TECHNOLOGIES CORPORATION
                                One Jericho Plaza
                                Jericho, NY 11753





                                                                December 4, 2000

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Attention:  Johanna Losert, Mail Stop 4-6
            Mark Sherman, Mail Stop 4-6

         Re:      5B TECHNOLOGIES CORPORATION:
                  REGISTRATION STATEMENT ON FORM S-3
                  FILE NO. 333-38360

  Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, 5B Technologies Corporation (the "Company") hereby requests withdrawal of the Company's Registration Statement on Form S-3, File No. 333-38360 (the "Registration Statement") effective immediately. The Company has elected to withdraw the Registration Statement, and file a separate registration statement on Form S-3, as a result of the issues raised by the Securities and Exchange Commission during the comment process. No offers or sales of the Issuer's common stock were made pursuant to the Registration Statement.

                                         Sincerely,

                                         5B TECHNOLOGIES CORPORATION



                                         By: /s/ Anthony Fernandez
                                             ----------------------------------
                                              Anthony Fernandez
                                              Vice President- Finance